Ballard Power Systems Inc.

News Release

Ballard Announces Second Quarter 2015 Conference Call

For Immediate Release – July 15, 2015

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) will hold a conference call on Wednesday, July 29, 2015 at 8:00 a.m. PDT (11:00 a.m. EDT). Ballard management will review the Company’s second quarter 2015 operating results and will provide further details regarding the recently announced definitive agreement to acquire Protonex Technology Corporation (www.protonex.com).

The live call can be accessed by dialing +1-604-638-5340. Alternatively, a live webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the webcast will be archived in the ‘Quarterly Results’ area of the ‘Investors’ section of Ballard’s website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

Further Information
Guy McAree, +1.604.412.7919, investors@ballard.com; media@ballard.com